SECURITI 06002821 SSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 213 SECTION

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
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| 8- 34109 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RIDGEWOOD ASSOCIATES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 EAST RIDGEWOOD AVENUE
(No. and Street)

| PARAMUS | NJ | 07653 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILIP P. MARINO (201) 599-2300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

| 60 EAST 42nd street | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Philip P. Marino**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ridgewood Associates, Inc.**, as of **December 31**, 20 **05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

SUSAN AMINOFF
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MARCH 5, 2010

[Signature]
Notary Public

[Signature]
Signature

**President**
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. **CASH FLOWS**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RIDGEWOOD ASSOCIATES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Ridgewood Associates, Inc.

We have audited the accompanying statements of financial condition of Ridgewood Associates, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Associates, Inc. as of December 31, 2005 and 2004, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, llp

February 17, 2006
Hackensack, NJ

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

## RIDGEWOOD ASSOCIATES, INC.

### STATEMENT OF FINANCIAL CONDITION

### AS OF DECEMBER 31, 2005 AND 2004

### ASSETS

| | 2005 | 2004 |
|---|---|---|
| Cash and cash equivalents | $ 110,215 | $ 102,291 |
| Receivables from brokers or dealers | 84,082 | 80,065 |
| Prepaid expenses | 11,187 | 12,702 |
| Furniture and equipment, net | 25,142 | 29,327 |
| Other Assets | 9,900 | 9,900 |
| | $ 240,526 | $ 234,285 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2005 | 2004 |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ 45,598 | $ 37,656 |
| Accrued wages | 34,012 | 30,878 |
| Total liabilities | 79,610 | 68,534 |
| Stockholders' Equity | | |
| Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding | 1,000 | 1,000 |
| Additional paid-in-capital | 99,000 | 99,000 |
| Retained earnings | 60,916 | 65,751 |
| Total Stockholders' Equity | 160,916 | 165,751 |
| | $ 240,526 | $ 234,285 |

See notes to the financial statements.

**RIDGEWOOD ASSOCIATES, INC.**

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 ND 2004

| | 2005 | 2004 |
|---|---|---|
| Revenue | | |
| Commissions | $ 646,793 | $ 659,918 |
| Interest and dividends | 2,614 | 665 |
| Other income | 51 | |
| Total revenue | 649,458 | 660,583 |
| Expenses | | |
| Employee compensation and benefits | 456,300 | 429,586 |
| Communications | 6,852 | 7,344 |
| Occupancy | 53,766 | 54,561 |
| Taxes, other than income | 28,056 | 27,325 |
| Other operating expenses | 109,319 | 131,764 |
| | 654,293 | 650,580 |
| Net income (loss) | $ (4,835) | $ 10,003 |

See notes to the financial statements.

**RIDGEWOOD ASSOCIATES, INC.**

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | Capital Stock | Capital | Earnings | Total |
|---|---|---|---|---|
| Balance, January 1, 2004 | $ 1,000 | $ 99,000 | $ 55,748 | $ 155,748 |
| Net income - 2004 | | | 10,003 | 10,003 |
| Balance, December 31, 2004 | 1,000 | 99,000 | 65,751 | 165,751 |
| Net loss - 2005 | | | (4,835) | (4,835) |
| Balance, December 31, 2005 | $ 1,000 | $ 99,000 | $ 60,916 | $ 160,916 |

See notes to the financial statements.

**RIDGEWOOD ASSOCIATES, INC.**

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
| --- | --- | --- |
| Cash flows from operating activities | | |
| Net income (loss) | $ (4,835) | $ 10,003 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 12,030 | 14,821 |
| Change in operating assets and liabilities: | | |
| Receivable from brokers or dealers | (4,017) | 1,302 |
| Prepaid expenses | 1,515 | (9,103) |
| Accounts payable and accrued expenses | 7,942 | 8,673 |
| Accrued wages | 3,134 | (1,215) |
| Net cash provided by operating activities | 15,769 | 24,481 |
| Cash flows from investing activities | | |
| Purchase of furniture and equipment | (7,845) | (2,253) |
| Net cash (used) in investing activities | (7,845) | (2,253) |
| Net increase (decrease) in cash and cash equivalents | 7,924 | 22,228 |
| Cash and cash equivalents, at beginning of year | 102,291 | 80,063 |
| Cash and cash equivalents, at end of year | $ 110,215 | $ 102,291 |

See notes to the financial statements.

## RIDGEWOOD ASSOCIATES, INC.

### NOTES TO FINANCIAL STATEMENTS

**Note 1. Summary of Significant Accounting Policies**

**Organization**

Ridgewood Associates, Inc. (the Company) was incorporated on December 12, 1985. However, its initial capitalization was made January 1, 1988 when the assets, liabilities and broker/dealer registration of Ridgewood Associates (a sole proprietorship), were transferred to the corporation and 100 shares of no par capital stock were issued by the corporation in consideration therefor.

**Description of Business**

The company is an introducing broker and has a standard agreement with its clearing broker, all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

**Securities Transactions**

Securities transactions are recorded on a trade date basis.

**Income Taxes**

The company has elected S corporation status for federal and state income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

**Furniture and Equipment**

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

**Cash Equivalents**

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

## Note 2. **Furniture and Equipment**

As of December 31, 2005 and 2004, furniture and equipment consisted of:

| | 2005 | 2004 |
|---|---|---|
| Furniture and equipment | $85,216 | $ 181,465 |
| Accumulated depreciation | 60,074 | 152,138 |
| | $25,142 | $ 29,327 |

Depreciation expense amounted to $12,030 and $14,821 for the years ended December 31, 2005 and 2004.

## Note 3. **Commitments**

The company's non-cancellable lease agreement for office space expires April 30, 2008. The annual rent is $53,200 for the duration of the lease.

Rental expense for the years ended December 31, 2005 and 2004 amounted to $53,766 and $54,561, respectively.

| | |
|---|---|
| 2006 | $ 53,200 |
| 2007 | 53,200 |
| 2008 | 17,733 |
| Total | $124,133 |

## Note 4. **Defined Contribution Plan**

The company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the company's discretion. Expense was $23,000 and $22,000 for the years ended December 31, 2005 and 2004, respectively.

Note 5. **Net Capital Requirements**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the company had net capital of $112,605 which was $62,605 in excess of its required net capital. The company's net capital ratio was .71 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

# RIDGEWOOD ASSOCIATES, INC.

## SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

## AS OF DECEMBER 31, 2005

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity | | $160,916 |
| Total stockholders' equity qualified for net capital | | 160,916 |
| Deduction and/or charges: | | |
| Non-allowable assets: | | |
| Furniture and equipment | $25,142 | |
| Prepaid expenses | 11,187 | |
| Other assets | 9,900 | 46,229 |
| Haircuts on securities: | | |
| Other securities | | 2,082 |
| Net capital | | $112,605 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | | $ 5,308 |
| Minimum dollar net capital required | | $ 50,000 |
| Excess net capital | | $ 62,605 |
| **Computation of Aggregate Indebtedness** | | |
| Total Aggregate Indebtedness liabilities | | $ 79,610 |
| Percent of aggregate indebtedness to net capital | | .71 |

Reconciliation of Computation of Net Capital Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

## RIDGEWOOD ASSOCIATES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

**RIDGEWOOD ASSOCIATES, INC.**

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Ridgewood Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ridgewood Associates, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Ridgewood Associates, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

O'Connor Davies Munns & Dobbins, LLP

February 17, 2006
Hackensack, NJ